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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                                   CORE, INC.
                                (Name of Issuer)


                           COMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)


                                    21867P102
                                 (CUSIP Number)


                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages

CUSIP No. 21867P102

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS.  NEIL GAGNON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
Number of                    5.  SOLE VOTING POWER
                                 425,027
Shares                       ---------------------------------------------------
                             6.  SHARED VOTING POWER
Beneficially                     244,450
                             ---------------------------------------------------
Owned by                     7.  SOLE DISPOSITIVE POWER
                                 425,027
Each Reporting               ---------------------------------------------------
                             8.  SHARED DISPOSITIVE POWER
Person With                      826,941

--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,251,968
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    13.8%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------


                               Page 2 of 6 Pages

                                  SCHEDULE 13G

Item 1(a).    Name of Issuer:

              Core, Inc.

Item 1(b).    Address of Issuer's Principal Executive
              Offices:

              18881 Von Karman Avenue
              Irvine, CA 92612

Item 2(a).    Name of Person Filing:

              Neil Gagnon

Item 2(b).    Address of Principal Business Office or, If None, Residence:

              1370 Avenue of the Americas
              Suite 2002
              New York, NY 10019

Item 2(c).    Citizenship:

              United States

Item 2(d).    Title of Class of Securities:

              Common Stock, par value $.10 per share.

Item 2(e).    CUSIP Number:

              21867P102

Item 3.       Type of Reporting Person:

              Not applicable


                               Page 3 of 6 Pages

Item 4.       Ownership:

              Neil Gagnon

              (a)   Amount Beneficially Owned:

                    As of December 31, 2000, Neil Gagnon beneficially owned 1,251,968 shares of Common Stock of Core, Inc., which amount includes 425,027 shares owned by Mr. Gagnon; 79,275 shares held by The Lois E. and Neil J. Gagnon Foundation Inc. (the "Gagnon Foundation"), a charitable foundation of which Mr. Gagnon and his wife are trustees; 37,150 shares held by Gagnon Family Partnership II, L.P. (the "Gagnon Partnership"), of which Mr. Gagnon and his wife are the general partners; 27,525 shares held by the Gagnon 1999 Grandchildren's Trust (the "Gagnon Trust"); 128,025 shares owned by Mr. Gagnon's wife; and 554,966 shares held by certain customers of Gagnon Securities LLC, who have granted Mr. Gagnon discretionary trading authority with respect to such shares.

              (b)   Percentage of Class:

                    13.8% beneficially owned by Mr. Gagnon. Calculation of percentage of beneficial ownership is based on 9,089,064 shares of the Issuer's Common Stock outstanding on November 10, 2000 as reported by the Issuer on its Form 10-Q for the quarterly period ended September 30, 2000.

              (c)   Number of Shares as to Which Such Person Has:

                    (i)    sole power to vote or direct the vote:
                           425,027 shares of Common Stock

                    (ii)   shared power to vote or direct the vote:
                           244,450 shares of Common Stock


                             Page 4 of 6 Pages

                    (iii)  sole power to dispose or direct the disposition of:
                           425,027 shares of Common Stock

                    (iv)   shared power to dispose or direct the disposition of:
                           826,941 shares of Common stock

Items 5-9.    Not applicable.

     The filing of this statement by the Reporting Person shall not be deemed an admission that he beneficially owns the securities reported herein as held in customer accounts at Gagnon Securities LLC or by the Foundation or the Trust. Mr. Gagnon expressly disclaims beneficial ownership of all securities held in such customer accounts or by the Foundation or the Trust.

Item 10.      Certification:

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.



                               Page 5 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2001


                                                        /s/ Neil Gagnon
                                                        -------------------
                                                        Neil Gagnon


                               Page 6 of 6 Pages